

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 4, 2009

<u>Via U.S. Mail and Fax (626) 293-8770</u>

Alex Kam
Chief Executive Officer
Madison Ave Holdings, Inc.
1641 W. Main Street, Suite 408
Alhambra, CA 91801

Re: **Madison Ave Holdings, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 0-50655

Dear Mr. Kam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2008</u>

<u>Item 9A. Controls and Procedures, page 7</u>

1. We note your statement that your certifying officers concluded that your disclosure controls and procedures were "*effective and adequately designed to ensure...*" In

Alex Kam
Madison Ave Holdings, Inc.
May 4, 2009
Page 2

light of the qualification that the disclosure controls and procedures were "adequately designed", it is unclear to us whether you have reached a conclusion that your disclosure controls are effective. Please confirm to us whether does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective, and if so, revise future filings to eliminate any qualifications to your conclusion.

2. To the extent you disclose in future filings that you design your disclosure controls and procedures to provide reasonable assurance of achieving their objectives, please confirm that you will state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. As an alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

3. Please tell us the framework used by management to evaluate the effectiveness of your internal controls over financial reporting (e.g., COSO), and disclose the framework in future filings as required by Item 308T(a)(2) of Regulation S-K.

Exhibits 31.1 and 31.2

4. Please revise the Section 302 certifications in future filings to add the language "(the registrant's fourth fiscal quarter in the case of an annual report)" of paragraph 4(d) of Item 601(B)(31)(i) of Regulation S-K.

Closing Comments

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan C. Milne, Accounting Branch Chief at (202) 551-3688 if you have any questions regarding these comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services